Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

							For the Nine
							Months Ending
		Year Ended December 31,					September 30,
(all amounts in thousands)		2005	2006	2007	2008	2009	2010
Pre-tax income before minority interest and equity in earnings of partnership	a	12,289	13,696	27,215	31,732	15,751	2,237
Distributions from unconsolidated entities	d	1,346	8,852	10,860	10,225	6,476	7,524
Fixed Charges	b	9,477	17,974	21,772	26,991	22,973	26,272
Amortization of Capitalized Interest	c	9	67	202	331	385	299
Less:
Capitalized Interest		(237)	(1,546)	(2,483)	(1,383)	(259)	(79)

Earnings		22,884	39,043	57,566	67,896	45,326	36,253

Fixed Charges Interest Expense (includes any debt amortization)		6,909	13,626	15,125	21,433	18,995	22,248
Capitalized Interest		237	1,546	2,483	1,383	259	79
Estimated interest element of rentals(1)		2,331	2,802	4,164	4,175	3,719	3,945

Total Fixed Charges		9,477	17,974	21,772	26,991	22,973	26,272

Ratio of Earnings to Fixed Charges		2.41	2.17	2.64	2.52	1.97	1.38

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.